

April 1, 2015

<u>Via E-mail</u>
Mr. Dan Forbush
President and Chief Executive Officer
Cibolan Gold Corporation
1155 West Fourth Street, Suite 210
Reno, Nevada 89503

> **Re:** **Cibolan Gold Corporation**
> **Form 10-K for Fiscal Year Ended April 30, 2014**
> **Filed September 4, 2014**
> **File No. 000-30230**

Dear Mr. Forbush:

We issued comments to you on the above captioned filing on March 12, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by April 16, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact John Coleman at 202-551-3610 if you have questions regarding the engineering comments. Please contact me at 202-551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director